FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 23, 2014

Table of Contents

Press Release January 23, 2014

UPDATE ON THE ÉLÉONORE PROJECT

Virginia Mines Inc. (“Virginia”) is pleased to provide an update on the latest developments of the Éléonore gold project. As announced in Goldcorp Inc.’s (“Goldcorp”) January 8, 2014 press release, construction continues on schedule with first gold production on track for the fourth quarter of 2014. Gold production is expected to be between 40,000 and 60,000 ounces in 2014. The overall surface construction has now reached 69%.

The beginning of operations at Éléonore will be a very important milestone in Virginia’s history. It is to be noted that Virginia owns a 2.2% royalty on the first 3 million ounces of gold produced at the Éléonore mine. This royalty will increase according to the number of ounces of gold produced and shall not exceed 3.5%. The first royalty payments paid to Virginia will be applied against the US$100,000 monthly, contractual payments (for a total of US$5 million) already paid by Goldcorp. Virginia expects to receive its first payments during the second quarter of 2015.

Goldcorp estimates a production of 4,000 t/d (about 300,000 oz/yr), at the start, to reach a rate of 7,000 t/d (600,000 oz/yr) following ramp-up to full capacity. The exploration shaft is completed at a depth of 650 metres and the ramp has now reached over 4,300 metres in length. As for the main shaft, it now reaches more than 700 metres at depth and it is planned to lower it down to a depth of 1,500 metres.

Catalysts for next year:

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Updates on resources and reserves at Éléonore in February 2014.

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Exploration results - ~100,000 metres of drilling carried out in 2013 - same scenario for 2014.

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First gold production in the last quarter of 2014; commercial production in 2015.

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Production forecasts for 2015.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.